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                                                                  Exhibit (a)(9)


The Chile Fund, Inc. (NYSE:  CH)

February 5, 2002

                              FOR IMMEDIATE RELEASE
                              ---------------------

Contact:  Investor Relations
          Credit Suisse Asset Management, LLC
          1-800-293-1232

          The Chile Fund, Inc. Announces Preliminary Results of Tender Offer

                                    (Revised)

     NEW YORK, February 5, 2002--The Chile Fund, Inc. (the "Fund") today announced the termination of its tender offer for up to 3,379,976 shares of common stock of the Fund, representing approximately 25% of its outstanding shares of common stock. The offer was for cash at a price equal to 95% of the Fund's net asset value per share as determined at the close of regular trading on the New York Stock Exchange ("NYSE") on February 4, 2002 upon the terms and conditions set forth in the Fund's Offer to Purchase and the related Letter of Transmittal. The net asset value as of the close of trading on Monday, February 4, 2002 was $9.49 per share, and accordingly, the tender offer price is $9.02 per share. The deadline for participating in the offer was 5:00 P.M. Eastern Time on February 4, 2002. Approximately 9,636,000 shares of the Fund's common stock were tendered through the stated expiration date. Therefore, on a pro-rata basis, approximately 35.08% of the shares so tendered are expected to be accepted for payment. The final number of shares validly tendered and accepted pursuant to the tender offer will be announced at a later date. Payment of such tender offer is expected to be made on or about February 8, 2002.

     The Chile Fund, Inc. is traded on the New York Stock Exchange under the trading symbol "CH". Credit Suisse Asset Management, LLC (New York) ("CSAM"), the Fund's investment adviser, is an indirect wholly-owned subsidiary of Credit Suisse Group ("CSG"). CSAM is the institutional asset-management and mutual-fund arm of CSG. As of September 30, 2001, CSAM managed over $75 billion in the U.S. and, together with its global affiliates, managed assets of over $268 billion in 14 countries. Credit Suisse Funds is the U.S. mutual-fund family of CSAM.

     Any questions or requests for assistance with respect to the tender offer may be directed to Georgeson Shareholder Communications Inc., the Information Agent for the offer, toll free at (800) 498-2621.

                                      * * *

February 5, 2002